UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

High Roller Technologies, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

42981K100
(CUSIP Number)
Oskar Hornell c/o OEH Invest AB c/o Mantle Advise AB, Riddargatan 12A 2 TR 114 35 Stockholm, Sweden +46 733 320538
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	42981K100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
OEH Invest AB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,781,191(1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,781,191(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,781,191(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.6%(2)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1) Securities disclosed herein consist of (i) 2,010,631 shares of the Issuer’s common stock, par value $0.001 per share (the “Common Stock”), held by OEH Invest AB (“OEH”) and (ii) 731,388 shares of Common Stock and warrants to purchase 39,172 shares of Common Stock, held beneficially by Ellmount Interactive A.B. through its direct and indirect subsidiaries (collectively “Ellmount”).

(2) Based on 8,265,850 shares of Common Stock outstanding as of October 24, 2024, as disclosed in the Prospectus.

CUSIP No.	42981K100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
OEH Forvaltning AB
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,781,191(1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,781,191(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,781,191(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.6%(2)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1) Securities disclosed herein consist of (i) 2,010,631 shares of the Issuer’s common stock, par value $0.001 per share (the “Common Stock”), held by OEH and (ii) 731,388 shares of Common Stock and warrants to purchase 39,172 shares of Common Stock, beneficially held by Ellmount.

(2) Based on 8,265,850 shares of Common Stock outstanding as of October 24, 2024, as disclosed in the Prospectus.

CUSIP No.	42981K100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Oskar Hornell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,010,631(1)
	8	SHARED VOTING POWER
2,781,191 (1)
	9	SOLE DISPOSITIVE POWER
2,010,631(1)
	10	SHARED DISPOSITIVE POWER
2,781,191(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,781,191(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.6%(2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Securities disclosed herein consist of (i) 2,010,631 shares of the Issuer’s common stock, par value $0.001 per share (the “Common Stock”), held by OEH and (ii) 731,388 shares of Common Stock and warrants to purchase 39,172 shares of Common Stock beneficially held by Ellmount.

(2) Based on 8,265,850 shares of Common Stock outstanding as of October 24, 2024, as disclosed in the Prospectus.

Item 1.	Security and Issuer

(a) This statement on Schedule 13D relates to the common stock, $0.001 par value per share (the “Common Stock”) of High Roller Technologies, Inc. (the “Issuer”)

(b) The Issuer’s principal executive offices are located at 400 South 4th Street, Suite 500-#390, Las Vegas, Nevada 89101.

Item 2.	Identity and Background

(a)    The persons and entities jointly filing this Schedule 13D are (i) OEH (defined above), (ii) OEH Forvaltning A.B. (“Forvaltning”), and (iii) Oskar Hornell (“Hornell”) collectively, the “Reporting Persons”.

Forvaltning is owned and controlled by Hornell. OEH is wholly owned subsidiary of Forvaltning. OEH and Cascadia Holding Limited (“Cascadia”) own 33.1% and 66.9% of Ellmount respectively. Each of OEH and Cascadia may be deemed to jointly control Ellmount and to share voting and dispositive control of shares beneficially owned through their joint ownership of Ellmount.

(b)   The address of the principal place of business for each of Hornell, OEH and Forvaltning is c/o Mantle Advise AB, Riddargatan 12A 2 TR 114 35 Stockholm, Sweden.

(c)    The principal occupation of Hornell is director of Forvaltning and OEH. Forvaltning and OEH, are holding entities.

(d)   During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Hornell is a citizen of Sweden. Forvaltning and OEH are organized under the laws of Sweden.

Item 3.	Source and Amount of Funds or Other Considerations

On December 28, 2021, the Issuer delivered 4,549,026 shares of Common Stock to Ellmount in exchange for 100% of the shares of its wholly owned subsidiary, Ellmount Entertainment Ltd, a corporation registered in Malta. On December 30, 2021, Ellmount transferred approximately 2,133,493 of these shares to Cascadia and approximately 2,415,533 of these shares to OEH. The two transferees are the principal shareholders of Ellmount.

On June 30, 2022, the Issuer granted warrants to purchase 39,172 shares of common stock at a strike price of $2.37 per share to an Ellmount subsidiary. These warrants may be exercised at any time prior to expiration on June 30, 2027.

Effective June 30, 2022, OEH sold approximately 454,902 shares of Common Stock to Cascadia and received a pledge of those securities as security for the balance owing on that purchase.

In June 2023, the Issuer, pursuant to a debt conversion agreement, delivered 631,809 shares of Common Stock to an Ellmount subsidiary, in exchange for $5,000,000 that the Issuer owed for services provided.

Effective October 21, 2024, 100,579 shares of Common Stock were distributed to Ellmount as a dividend from a third party holder of the Issuer’s Common Stock.

In the Offering, which closed on October 24, 2024, OEH purchased 50,000 shares of Common Stock at a purchase price of $8.00 per share, or $400,000 in the aggregate.

The source of the funds for all purchases and acquisitions by the Reporting Persons was personal funds.

Item 4.	Purpose of Transaction

The information set forth in Item 3 of this Schedule 13D is incorporated into this Item 4 by reference.

Except as described herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons reserve the right to formulate, in the future, plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional shares of Common Stock or other securities of the Issuer, dispose of some or all of the shares of Common Stock or other securities of the Issuer that they may own from time to time, in each case in open market or private transactions, block sales or otherwise or pursuant to ordinary stock exchange transactions effected through one or more broker-dealers whether individually or utilizing specific pricing or other instructions.

In connection with the Offering, the directors and officers of the Issuer and substantially all of the security holders of the Issuer, including the Reporting Persons, entered into lock-up agreements (“Lock-Up Agreements”), pursuant to which they agreed, subject to certain exceptions, not to effect any direct or indirect sale, transfer or other disposition, for a period of twelve (12) months from the date of effectiveness of the Offering in the case of the Issuer’s executive officers and directors and holders of over 10% of the Issuer’s securities (which includes the Reporting Persons), and for a period of six (6) months from the date of effectiveness of the Offering for other holders of Common Stock and securities exercisable for or convertible into Common Stock. The foregoing description of the Lock-Up Agreements is a summary only and is qualified by reference to such description and the full text of the form of Lock-Up Agreement, which is incorporated by reference as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

The information contained in Items 3 and 4 of this Schedule 13D are incorporated into this Item 5 by reference.

(a) and (b) See Rows 7-11 and 13 of the cover pages of this Schedule 13D and Item 2 above.

(c) Except as reported in this Schedule 13D, including as disclosed under Item 3 above, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Items 3 and 4 of this Schedule 13D are incorporated into this Item 6 by reference.

Effective in June 2023 Issuer granted warrants to purchase 39,172 shares of Common Stock to a subsidiary of Ellmount at a strike price of $2.37 per share. These warrants expire on June 30, 2027 and may be exercised at any time prior to expiration. The foregoing description of these warrants is a summary only and is qualified by reference the full text of the warrant agreement, which is filed as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

1.	Form of Lock-Up Agreement (incorporated by reference to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A, filed with the SEC on March 22, 2024).
2.	Warrant issued by the Issuer to Spike Up Media LLC (incorporated by reference to Exhibit 10.22 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on December 20, 2023)

Signature

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

OEH INVEST AB

By:	/s/ Oskar Hornell
Name: Oskar Hornell
Title: Director

OSKAR HORNELL

By:	/s/ Oskar Hornell
Name: Oskar Hornell

OEH FORVALTNING AB

By:	/s/ Oskar Hornell
Name: Oskar Hornell
Title: Director